SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SES Solar Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

78412U101
 (CUSIP Number)

Ms. Sandrine Crisafulli
chemin du Champ-des-Filles 36, Plan-les-Ouates
Geneva 1228, Switzerland
Telephone 41.22.884.1484
(Name, Address and Telephone Number of Person Authorized to Received Notices
and Communications)

November 23, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box  /__/.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 78412U101

1.	NAMES OF REPORTING PERSONS. Flannel Management Sarl

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 37,180,849

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 37,180,849

	10.	SOLE DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,180,849

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9(1)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
Based on 72,984,168 shares outstanding at November 23, 2010, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2010.

SCHEDULE 13D
CUSIP No. 78412U101

1.	NAMES OF REPORTING PERSONS. Sandrine Crisafulli

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 37,180,849

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 37,180,849

	10.	SOLE DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,180,849

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9(1)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 72,984,168 shares outstanding at November 23, 2010, as disclosed by the Issuer in its Current Report on Form 8-K and filed with the SEC on November 30, 2010.

Flannel Management Sarl and Sandrine Crisafulli hereby amend and supplement the Schedule 13D originally filed with the SEC on May 5, 2011.

This Schedule relates to the common stock, par value $.001 per share (the "Common Stock"), of SES Solar Inc. (the "Company").

“Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule is hereby amended by adding the following text as the last paragraph thereof:

“On November 23, 2010, Claudia Rey entered into an agreement with Flannel whereby Ms. Rey sold 2,414,341 shares of Common Stock of the Company to Flannel for an aggregate purchase price of 100,000 Swiss Francs (US $100,320). Flannel used its working capital to pay for the 2,414,341 shares of Common Stock so purchased.”

“Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“(a) Each of Flannel and Crisafulli, by virtue of her ownership of all of the outstanding shares of the capital stock of Flannel, beneficially owns (as defined by Rule 13d-3 under the Act) 37,180,849 shares, or 50.9% of the shares, of Common Stock outstanding as of November 23, 2010.”

Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“(b) Each of Flannel and Crisafulli, by virtue of her ownership of all of the outstanding shares of the capital stock of Flannel, has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 37,180,849 shares of Common Stock.”

Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“(c) Except for the purchase of the (i) 34,766,508 shares by Flannel on November 2, 2010, and (ii) 2,414,341 shares by Flannel on November 23, 2010, neither Flannel nor Crisafulli effected any transaction in the Common Stock during the past sixty days.”

“Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule is hereby amended by adding the following text as the last paragraph thereof:

“The 2,414,341 shares of Common Stock reported hereby were purchased pursuant to a Stock Sale Agreement, dated November 23, 2010, by and between Claudia Rey and Flannel.”

Item 7.   Material To Be Filed As Exhibits.

Exhibit3	Stock Sale Agreement, dated November 23, 2010, by and between Claudia Rey and Flannel Management Sarl.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2011

FLANNEL MANAGEMENT SARL

By:	/s/ Sandrine Crisafulli
Sandrine Crisafulli
Managing Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2011

/s/ Sandrine Crisafulli Sandrine Crisafulli

EXHIBIT INDEX

Exhibit 3	Stock Sale Agreement, dated November 23, 2010, by and between Claudia Rey and Flannel Management Sarl.